Exhibit (c)(I)
           N.V. Koninklijke Nederlandsche Petroleum Maatschappij
DESCRIPTION CONTRIBUTION IN KIND
PURSUANT TO SECTION 2:94b SUBSECTION 1 CIVIL CODE
N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ
The undersigned:
N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company), a limited liability company, whose corporate seat is in The Hague and whose place of business is at: 2596 HR The Hague, Carel van Bylandtlaan 30 (the “Company”),
Whereas:
•	the Company will issue 1,379,680,000 shares in its share capital of EUR 0.56 each to the company incorporated in England and Wales: Royal Dutch Shell plc, with head office in The Hague and registered office in Shell Centre, London SE1 7NA (“RDS”). Such shares will be issued to RDS under the obligation to fully pay up all such shares. The Company and RDS have agreed that (i) payment will be made other than in cash with due observance of the provisions of sections 2:80b and 2:94b Civil Code, and (ii) the payment obligation (“stortingsplicht”) for Royal Dutch Shell plc arising in Euro will be satisfied by an amount of USD 28,941,065,772. Such non-cash contribution will comprise the shares defined below as the Contribution. Any excess payment over the par value of the shares to be issued shall be attributed to the share premium reserve of the Company;

•	RDS has committed itself to make a contribution in kind in respect of the shares for which it subscribes in the share capital of the Company;

•	the Company must make a description as referred to in section 2:94b subsection 1 Civil Code of the contribution in kind;

Declares as follows:
The contribution consists of the following shares, such shares collectively referred to as the "Contribution”):
9,603,350,000 shares, each having a par value of 25 pence, in the share capital of the company incorporated in England and Wales: The Shell Transport and Trading Company Limited, with registered office in Shell Centre, London SE1 7NA, in respect of which shares RDS holds full and unencumbered title. For the sake of completeness it is mentioned that this contribution does not include the 1 dividend access share held on trust pursuant to the Trust Deed for the Royal Dutch Shell Dividend Access Trust dated 19 May 2005.
The Contribution is valued as per 30 September 2005 at USD 32,809,000,000 according to the method of using the net asset value, in accordance with Dutch GAAP as the Company’s accounting policy. Any excess of the value of the Contribution over the amount of the payment obligation will be treated as non-stipulated share premium.
The Company is not aware of any substantial decrease of the value of the Contribution since the above-mentioned date.

in evidence whereof:
this description was signed in the manner set out below.

/s/ J. van der Veer	/s/ L.Z. Cook

Name: J. van der Veer Title: Executive Director As of: 31 October 2005	Name: L.Z. Cook Title: Executive Director As of: 31 October 2005

/s/ A.A. Loudon	/s/ A.G. Jacobs

Name: A.A. Loudon Title: Non-Executive Director As of: 31 October 2005	Name: A.G. Jacobs Title: Non-Executive Director As of: 31 October 2005

/s/ L.R. Ricciardi	/s/ Ch.J.M. Morin-Postel

Name: L.R. Ricciardi Title: Non-Executive Director As of: 31 October 2005	Name: Ch.J.M. Morin-Postel Title: Non-Executive Director As of: 31 October 2005